Exhibit 23.5

CONSENT OF LEE KEELING & ASSOCIATES, INC.

As independent oil and gas consultants, Lee Keeling & Associates, Inc. hereby consents to the incorporation by reference in this Registration Statement on Form S-1 of Chesapeake Granite Wash Trust and Form S-3 of Chesapeake Energy Corporation to be filed on or about July 5, 2011, of all references to our firm and information from our reserves report dated February 11, 2011, entitled “Estimated Reserves and Future Net Revenue Selected Interests Owned by Chesapeake Energy Corporation Constant Prices and Expenses,” included in or made a part of Chesapeake Energy Corporation’s Annual Report on Form 10-K for the year ended December 31, 2010. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

By:	/s/ Lee Keeling & Associates, Inc.
Lee Keeling & Associates, Inc.

Tulsa, Oklahoma

July 5, 2011